Exhibit 99.1
Pacific Drilling Announces Third-Quarter 2015 Results
Conference call set 9 a.m. Central time Monday, Nov. 9, 2015

•	EBITDA(a) for the third quarter of $148.2 million representing a record EBITDA margin(b) of 57.0 percent, and a record cash flow from operations of $153.9 million

•	Total operating and G&A costs of $111.5 million, a reduction of 9% from second-quarter 2015 and 16% from third-quarter 2014

•	Amended bank facilities and obtained waivers through end of 2017

•	Exercised our right to rescind Pacific Zonda construction contract
LUXEMBOURG (November 8, 2015) - Pacific Drilling S.A. (NYSE: PACD) today announced net income for third-quarter 2015 of $41.0 million or $0.19 per diluted share, compared to net income of $47.1 million or $0.22 per diluted share for second-quarter 2015 and net income of $48.1 million or $0.22 per diluted share for third-quarter 2014.
CEO Chris Beckett said, "Our fleet delivered yet another strong financial quarter with a record cash flow from operations of $154 million on the back of a strong EBITDA of $148 million from our fleet of five operating and two smart-stacked drillships. On October 29, 2015 we exercised our right to rescind the construction contract for the Pacific Zonda due to Samsung’s failure to timely deliver a vessel that substantially met the criteria required for completion of the vessel in accordance with the construction contract and its specifications. We will be seeking a refund of the installment payments we made of approximately $181 million.”

Chris Beckett continued, “Unfortunately, our strong performance in the third quarter was overshadowed by the tragic loss of a team member on the Pacific Santa Ana on October 20, 2015. Our heartfelt condolences go out to the family of our colleague and those members of our Pacific Drilling family closely associated with him.”
Third-Quarter 2015 Operational and Financial Commentary
Contract drilling revenue for third-quarter 2015 was $260.2 million, which included $21.7 million of deferred revenue amortization, compared to second-quarter 2015 contract drilling revenue of $273.9 million, which included $21.5 million of deferred revenue amortization. Contract drilling revenue decreased quarter over quarter as a result of time lost due to required repairs to the Pacific Khamsin blowout preventer during July and August. During the three months ended September 30, 2015, our operating fleet achieved average revenue efficiency of 90.8 percent.
Operating expenses for third-quarter 2015 were $98.3 million, compared to $110.4 million for second-quarter 2015. Operating expenses for third-quarter 2015 included $5.4 million in reimbursable costs, $7.7 million in shore-based and other support costs, and $5.8 million in amortization of deferred costs. Direct rig-related daily operating expenses, excluding reimbursable costs, averaged $135,100 per rig in third-quarter 2015, down from an average of $160,400 per rig in second-quarter 2015. The reduction in direct rig-related daily operating expenses was primarily the result of fleet-wide cost-control measures which were implemented during the third-quarter 2015, and the placing into service on August 25, 2015 of the Pacific Meltem, which is idle.
General and administrative expenses for third-quarter 2015 were $13.2 million, compared to $13.3 million for second-quarter 2015.
"Costs are well below our historical trends and are close to our run rate target for the fourth quarter. We have completed our first phase of cost optimization, but will continue to look for further opportunities while maintaining our focus on delivering the service quality for which we are earning a reputation as the industry's preferred ultra-deepwater drilling contractor”, said CFO Paul Reese.
EBITDA for third-quarter 2015 was $148.2 million, compared to EBITDA of $149.8 million for second-quarter 2015. EBITDA margin for the quarter was a record high 57.0 percent, an increase over the prior quarter EBITDA margin of 54.7 percent. A reconciliation of net income to EBITDA is included in the schedules accompanying this release.

The increase in interest expense for third-quarter 2015 was primarily due to lower capitalized interest as a result of placing the Pacific Meltem into service.
Income tax expense for third-quarter 2015 was $9.3 million, compared to $12.3 million for the prior quarter. The decrease in income tax expense was primarily the result of lower pre-tax book income for third-quarter 2015 compared to the prior quarter.
Liquidity and Capital Expenditures
During third-quarter 2015, cash flow from operations was $153.9 million. Cash balances totaled $151.1 million as of September 30, 2015, and total outstanding debt was $2.9 billion.
We currently have $500 million of available and undrawn liquidity under our existing 2013 revolving credit facility, and no forecasted construction-related capital expenditures.
CFO Paul Reese commented, "Last week, we completed amendments to our senior secured credit facility and 2013 revolving credit facility which result in periodic increases in the leverage ratio test level to 5.0x in the first quarter 2016 rising to 6.0x in the third-quarter 2016 and beyond. Among other items, the amendments also replace the projected debt service coverage ratio with a maximum net debt per rig ratio, contain certain prohibitions on dividends and share repurchases, increase the cash sublimit and therefore our liquidity under the 2013 revolving credit facility from $300 million to $500 million, and contain certain use of proceeds restrictions. The 2014 revolving credit facility terminated on October 30, 2015."
Update to Full-Year 2015 Guidance
The following table summarizes our full-year 2015 guidance for certain items:

Item	Range
Average revenue efficiency	93.5% - 95%
Operating expenses	$415 million - $435 million
General & administrative expenses	$54 million - $56 million
Income tax expense as percent of total contract drilling revenue	3% - 3.5%
EBITDA	$575 million - $600 million

The average revenue efficiency range applies to our operating rigs on contract and includes our expectations for unplanned downtime as well as planned events such as maintenance. However, revenue efficiency for individual rigs tends to be volatile on a monthly - and even quarterly - basis. We will continue to use our Fleet Status Report, which is being published quarterly, to update our quarterly average revenue efficiency performance.
Updated schedules of expected amortization of deferred revenue, depreciation expense, and interest expense for our existing financing are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.
Please note that our guidance is based on management’s current expectations about the future, and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance we provide is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.
Footnotes
(a) EBITDA is a non-GAAP financial measure. For a definition of EBITDA and a reconciliation to net income, please refer to the schedule included in this release.
(b) EBITDA margin is defined as EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(c) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
Conference Call
Pacific Drilling will conduct a conference call at 9 a.m. Central time on Monday, November 9, 2015 to discuss third-quarter 2015 results. To participate in the Nov. 9 call, please dial +1 913-312-6691 or 1-888-240-1251 and refer to confirmation code 4585746 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.

An audio replay of the call may be accessed after noon Central time on Monday, Nov. 9, 2015, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 4585746. A replay of the call also will be available on the company’s website.

About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.
Forward-Looking Statements
Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as "anticipate," “believe,” "could," "estimate," “expect,” "foresee," "intend," "our ability to," “plan,” "potential," “project,” "should," “will,” “would,” or other similar words, or negatives of such words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving: future operational performance; revenue efficiency levels; market outlook; future client contract opportunities; contract dayrate amounts; competition in our industry; estimated duration of client contracts; backlog; construction, timing and delivery of newbuild drillships; capital expenditures; cost adjustments; direct rig operating costs; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue and deferred mobilization expenses; growth opportunities and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include, but are not limited to: changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; and adequacy of and access to sources of liquidity. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 27 85 81 39

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Nine Months Ended September 30,
	September 30, 2015	June 30, 2015	September 30, 2014	2015	2014
Revenues
Contract drilling	$260,176	$273,895	$279,637	$817,463	$766,057
Costs and expenses
Operating expenses	(98,334)	(110,388)	(116,850)	(326,391)	(335,780)
General and administrative expenses	(13,208)	(13,328)	(16,467)	(42,902)	(42,773)
Depreciation expense	(61,472)	(57,234)	(50,187)	(175,778)	(142,790)
	(173,014)	(180,950)	(183,504)	(545,071)	(521,343)
Operating income	87,162	92,945	96,133	272,392	244,714
Other expense
Interest expense	(36,361)	(33,227)	(35,626)	(106,297)	(90,256)
Other expense	(459)	(343)	(870)	(2,853)	(3,270)
Income before income taxes	50,342	59,375	59,637	163,242	151,188
Income tax expense	(9,344)	(12,281)	(11,536)	(23,420)	(30,975)
Net income	$40,998	$47,094	$48,101	$139,822	$120,213
Earnings per common share, basic	$0.19	$0.22	$0.22	$0.66	$0.55
Weighted average number of common shares, basic	210,650	210,806	217,344	211,684	217,254
Earnings per common share, diluted	$0.19	$0.22	$0.22	$0.66	$0.55
Weighted average number of common shares, diluted	210,661	211,067	217,547	211,756	217,455

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	September 30, 2015	June 30, 2015	December 31, 2014
Assets:
Cash and cash equivalents	$151,065	$105,268	$167,794
Accounts receivable	146,444	189,496	231,027
Materials and supplies	101,982	102,426	95,660
Deferred financing costs, current	14,710	14,635	14,665
Deferred costs, current	12,640	16,150	25,199
Prepaid expenses and other current assets	21,349	27,243	17,056
Total current assets	448,190	455,218	551,401
Property and equipment, net	5,408,315	5,429,211	5,431,823
Deferred financing costs	35,324	39,035	45,978
Other assets	29,107	32,128	48,099
Total assets	$5,920,936	$5,955,592	$6,077,301
Liabilities and shareholders’ equity:
Accounts payable	$37,773	$51,356	$40,577
Accrued expenses	44,123	36,514	45,963
Long-term debt, current	89,583	89,583	369,000
Accrued interest	36,174	13,333	24,534
Derivative liabilities, current	9,315	9,545	8,648
Deferred revenue, current	58,598	66,617	84,104
Total current liabilities	275,566	266,948	572,826
Long-term debt, net of current maturities	2,848,439	2,914,994	2,781,242
Deferred revenue	72,226	84,415	108,812
Other long-term liabilities	29,620	34,021	35,549
Total long-term liabilities	2,950,285	3,033,430	2,925,603
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 210,686 and 215,784 shares outstanding as of September 30, 2015 and December 31, 2014, respectively	2,179	2,179	2,175
Additional paid-in capital	2,377,411	2,374,833	2,369,432
Treasury shares, at cost	(30,000)	(30,000)	(8,240)
Accumulated other comprehensive loss	(30,037)	(26,332)	(20,205)
Retained earnings	375,532	334,534	235,710
Total shareholders’ equity	2,695,085	2,655,214	2,578,872
Total liabilities and shareholders’ equity	$5,920,936	$5,955,592	$6,077,301

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended September 30,
	September 30, 2015	June 30, 2015	September 30, 2014	2015	2014
Cash flow from operating activities:
Net income	$40,998	$47,094	$48,101	$139,822	$120,213
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	61,472	57,234	50,187	175,778	142,790
Amortization of deferred revenue	(21,655)	(21,483)	(27,278)	(65,827)	(83,324)
Amortization of deferred costs	5,836	5,800	12,885	20,119	39,642
Amortization of deferred financing costs	2,772	2,474	2,544	7,971	7,465
Amortization of debt discount	250	225	227	702	582
Deferred income taxes	2,799	4,014	(48)	1,306	3,380
Share-based compensation expense	2,615	2,717	2,876	8,439	7,532
Changes in operating assets and liabilities:
Accounts receivable	43,052	(23,843)	(26,428)	84,583	21,787
Materials and supplies	444	(2,681)	(9,624)	(6,322)	(26,387)
Prepaid expenses and other assets	3,018	(5,199)	(20,952)	231	(40,370)
Accounts payable and accrued expenses	10,869	(7,523)	30,049	(8,058)	21,829
Deferred revenue	1,447	1,797	37,953	3,735	108,734
Net cash provided by operating activities	153,917	60,626	100,492	362,479	323,873
Cash flow from investing activities:
Capital expenditures	(41,208)	(44,613)	(115,802)	(143,324)	(749,686)
Net cash used in investing activities	(41,208)	(44,613)	(115,802)	(143,324)	(749,686)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(37)	(377)	(73)	(456)	174
Proceeds from long-term debt	—	85,000	—	265,000	360,000
Payments on long-term debt	(66,875)	(122,918)	(1,875)	(478,168)	(5,625)
Payments for financing costs	—	—	—	(500)	(500)
Purchases of treasury shares	—	(5,318)	—	(21,760)	—
Net cash provided by (used in) financing activities	(66,912)	(43,613)	(1,948)	(235,884)	354,049
Increase (decrease) in cash and cash equivalents	45,797	(27,600)	(17,258)	(16,729)	(71,764)
Cash and cash equivalents, beginning of period	105,268	132,868	149,617	167,794	204,123
Cash and cash equivalents, end of period	$151,065	$105,268	$132,359	$151,065	$132,359

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by management to measure the company's operations. Management believes that EBITDA presents useful information to investors regarding the company's operating performance.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income to Non-GAAP EBITDA
(in thousands) (unaudited)

	Three Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014
Net income	$40,998	$47,094	$48,101
Add:
Interest expense	36,361	33,227	35,626
Depreciation expense	61,472	57,234	50,187
Income tax expense	9,344	12,281	11,536
EBITDA	$148,175	$149,836	$145,450